 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.    )*

Siriuspoint Ltd.
(Name of Issuer)
Common Shares, $0.10 par value
(Title of Class of Securities)
G8192H106
(CUSIP Number)

Joshua L. Targoff Third Point LLC 55 Hudson Yards New York, NY 10001 (212) 715-3880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 26, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8192H106	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,173,571
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,173,571
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,173,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.66%
14	TYPE OF REPORTING PERSON IN

Explanatory Note
On February 26, 2021, SiriusPoint Ltd. (formerly known as Third Point Reinsurance Ltd. (“TPRE”)), a Bermuda exempted company limited by shares (the “Issuer”), consummated its previously announced acquisition of Sirius International Insurance Group, Ltd., a Bermuda exempted company limited by shares (“Sirius”), pursuant to the Agreement and Plan of Merger, dated August 6, 2020 (the “Merger Agreement”), by and among TPRE, Yoga Merger Sub Limited, a Bermuda exempted company limited by shares and a wholly owned subsidiary of TPRE (“Merger Sub”), and Sirius, pursuant to which Merger Sub merged with and into Sirius in accordance with the Companies Act 1981 of Bermuda, with Sirius surviving the merger as a wholly owned subsidiary of the Issuer. The transactions contemplated by the Merger Agreement are collectively referred to herein as the “Business Combination” and the consummation of the Business Combination is referred to herein as the “Closing”. In connection with the Business Combination, Daniel S. Loeb (“Mr. Loeb”) may be deemed to be the beneficial owner of certain Common Shares of the Issuer, $0.10 par value (“Common Shares”), as reported in this Statement on Schedule 13D (this “Schedule 13D”) and previously reported on the Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2014 (as amended by Amendment No. 1 thereto filed on February 13, 2015, Amendment No. 2 thereto filed on February 12, 2016, Amendment No. 3 thereto filed on February 10, 2017, Amendment No. 4 thereto filed on February 9, 2018, Amendment No. 5 thereto filed on February 8, 2019 and Amendment No. 6 thereto filed on February 16, 2021). The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which was previously filed with the SEC on August 10, 2020 as Exhibit 2.1 to the Form 8-K of the Issuer.
Item 1. Security and Issuer.
This Schedule 13D relates to the Common Shares of SiriusPoint Ltd., a Bermuda exempted company limited by shares. The Issuer’s principal executive offices are located at Point House, 3 Waterloo Lane, Pembroke HM 08 Bermuda.
Item 2. Identity and Background.
(a) This Schedule 13D is being filed by Mr. Loeb (the “Reporting Person”).
(b) The principal business address of the Reporting Person is 55 Hudson Yards New York, New York 10001.
(c) The principal occupation of the Reporting Person is serving as Chief Executive Officer of Third Point LLC, a Delaware limited liability company.
(d) (e) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
Pursuant to the terms of the Equity Commitment Letter, dated August 6, 2020 (the “Equity Commitment Letter”), in connection with the Closing of the Business Combination, the Reporting Person purchased 6,093,842 Common Shares at a price per Common Share equal to $7.9828.  The Common Shares issued pursuant to the Equity Commitment Letter were issued by the Issuer pursuant to exemptions from registration provided by Section 4(a)(2) or Regulation S of the Securities Act of 1933, as amended.  The Reporting Person expended its own investment capital to acquire the Common Shares of the Issuer described in this Schedule 13D.  The foregoing description of the Equity Commitment Letter does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Equity Commitment Letter, which was previously filed with the SEC on August 10, 2020 as Exhibit 10.7 to the Form 8-K of the Issuer and is incorporated by reference herein.

Item 4. Purpose of Transaction.
The Reporting Person acquired the securities reported herein for investment purposes.
The Reporting Person does not currently have any plans or proposals with respect to:
(a) Except as set forth below in this Item 4, the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from the New York Stock Exchange;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.
The Reporting Person intends to review his investment in the Issuer’s Common Shares on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional Common Shares (but without acquiring a control stake in the Issuer’s  capital stock) or selling some or all of the Common Shares.
Item 5. Interest in Securities of the Issuer.
(a) On the date of this Schedule 13D, the Reporting Person may be deemed to beneficially own, in the aggregate, approximately 9.66% of the Issuer’s Common Shares outstanding, of which the 2010 Loeb Family Trust owns 235,127 Common Shares, Third Point Advisors LLC owns 1,000,000 Common Shares, Third Point Opportunities Master Fund L.P. owns 7,493,842 Common Shares and the 2011 Loeb Family GST Trust owns 1,394,221 Common Shares. Mr. Loeb disclaims beneficial ownership of such Common Shares except to the extent of his pecuniary interest therein, if any.
The calculation of the percentage of Common Shares beneficially owned by the Reporting Person is based on the 157,000,000 Common Shares outstanding outstanding as of March 5, 2021, as reported in the SiriusPoint Ltd. presentation to investors, dated March 5, 2021, previously filed with the SEC on March 5, 2021 as Exhibit 99.1 to the Form 8-K of the Issuer.
(b) The Reporting Person has sole voting and dispositive power over the Common Shares set forth in Item 5(a) above.
(c) Other than as reported in Item 3 of this Schedule 13D, the Reporting Person has not effected any transaction in the past 60 days in Common Shares.
(d) Other than the affiliates of the Reporting Person set forth in Item 5(a) of this Schedule 13D, no other person has the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Common Shares described in this Schedule 13D.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information contained in Items 3, 4 and 5 is incorporated by reference herein, as applicable.
Pursuant to the terms of the Investor Rights Agreement, dated February 26, 2021, between the Issuer and Mr. Loeb (the “Investor Rights Agreement”), Mr. Loeb has consent rights over transactions between the Issuer, its affiliates and certain related investors, as well as consent rights over amendments to the Memorandum of Association of the Issuer which would have a material adverse effect on his investor rights. The rights reflected in the Investor Rights Agreement were previously contained in the Issuer’s Amended and Restated Bye-laws (the “Bye-laws”) and were removed as part of the amendments to such Bye-Laws in connection with the Business Combination. These consent rights only apply for so long as Mr. Loeb holds a number of Common Shares equal to at least 25% of the total number of Common Shares held by him on December 22, 2011. Mr. Loeb also has the right to designate an observer to the board of directors of the Issuer.  The foregoing description of the Investor Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investor Rights Agreement, which was previously filed with the SEC on February 26, 2021 as Exhibit 4.6 to the Form 8-K of the Issuer and is incorporated by reference herein.
Item 7. Material to Be Filed as Exhibits.
Exhibit Number
99.1
Power of Attorney granted by Daniel S. Loeb in favor of William Song and Joshua L. Targoff, dated February 17, 2021, was previously filed with the SEC on March 4, 2021 as Exhibit 24 to the Form 4 filed by Third Point LLC and Daniel S. Loeb with respect to Radius Global Infrastructure Inc. and is incorporated herein by reference.

99.2
Equity Commitment Letter, dated August 6, 2020, by and among the Issuer, Third Point Opportunities Master Fund L.P. and Daniel S. Loeb, previously filed on August 10, 2020 as Exhibit 10.7 to the Form 8-K of the Issuer and incorporated by reference herein.

99.3
Investor Rights Agreement, dated February 26, 2021, by and between the Issuer and Daniel S. Loeb, previously filed on February 26, 2021 as Exhibit 4.6 to the Form 8-K of the Issuer and incorporated by reference herein.

SIGNATURES
After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 2, 2021

DANIEL S. LOEB

By:	/s/ William Song
Name:	William Song
Title:	Attorney-in-Fact